SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

FREIGHTCAR AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

357023100

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 357023100	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 11,327,954 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,327,954 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,327,954 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2% (2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The Reporting Person beneficially owns (a) 1,547,266 shares of Common Stock, (b) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 23.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on October 13, 2020, as amended), (c) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on December 30, 2021, as amended), and (d) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on April 4, 2022).

CUSIP No. 357023100	Page 3 of 8 Pages

(2)

Based on 17,702,459 shares of Common Stock outstanding as of March 20, 2023, as provided by the Issuer to the Reporting Person, plus 6,816,843 shares of Common Stock underlying the warrant referred to in clause (b) of footnote 1 above, plus 1,481,922 shares of Common Stock underlying the warrant referred to in clause (c) of footnote 1 above, plus 1,481,922 shares of Common Stock underlying the warrant referred to in clause (d) of footnote 1 above. The number of shares of Common Stock that will actually be issued upon exercise of the warrants described in this statement will not be known with certainty until the time such warrants are exercised. The number of shares of Common Stock actually issued upon exercise of such warrants may be materially different than the number of shares reflected in this statement.

CUSIP No. 357023100	Page 4 of 8 Pages

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2021 (as amended by Amendment No. 1 to Schedule 13D filed on November 9, 2021, Amendment No. 2 to Schedule 13D filed on January 7, 2022, Amendment No. 3 to Schedule 13D filed on April 12, 2022, Amendment No. 4 to Schedule 13D filed on August 8, 2022, Amendment No. 5 to Schedule 13D filed on November 8, 2022, collectively, the “Original 13D”) and, collectively with this Amendment No. 6, the “Statement”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of FreightCar America, Inc., a Delaware corporation (the “Issuer”). Item 3, Item 4 and Item 5 of the Statement are hereby amended and supplemented as set forth below. Capitalized terms used in this Amendment No. 6 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Source and Amount of Funds or Other Consideration.

Item 2 is hereby supplemented by adding the following additional information:

OC III LFE II LP, a Delaware limited partnership (“OC III LFE”) was formed solely for the purpose of investment holding. OC III LFE or potentially certain other investment vehicles managed by PIMCO will acquire the Preferred Stock and the Warrant from the Issuer in connection with the Purchase Agreement (see Items 3 and 6 below).

OC III LFE is an affiliate of each of COF and OC III. OC III GP is the sole general partner of OC III LFE. OC III Holding is the sole member manager of OC III GP. OC III LFE and OC III Holding are direct or indirect wholly-owned subsidiaries of a pooled investment fund that invests (among other things) in operating companies. PIMCO GP OC III, is the sole general partner of OC III Holding. PIMCO is the sole managing member of PIMCO GP OC III, retains a pecuniary interest therein, and has the power to make voting and investment decisions regarding the securities of the Issuer held by OC III LFE.

Schedule A to the statement is hereby deleted in its entirety and replaced with Schedule A attached to this Amendment No. 6.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following additional information:

The information set forth in Item 6 is incorporated herein by reference.

Pursuant to the terms of the Reimbursement Agreement, the Issuer issued to an affiliate of OC III 158,878 shares of Common Stock on January 31, 2023. No cash consideration was required to be paid by PIMCO or any of the PIMCO Entities in connection with the acquisition of such shares of Common Stock pursuant to the terms of the Reimbursement Agreement.

The working capital of OC III LFE II LP is the source of funds for the purchase under the Purchase Agreement (as defined below).

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented by adding the following additional information.

The acquisition by the Purchaser (or potentially certain other investment vehicles managed by PIMCO) of the Preferred Stock and Warrant is for investment purposes.

As previously disclosed, the Warrant Acquisition Agreement granted OC III the right to designate an individual for nomination to serve as a director on the Board. OC III designated Travis D. Kelly, who began serving on the Board on June 20, 2022.

CUSIP No. 357023100	Page 5 of 8 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(c) is hereby supplemented by adding the following additional information:

(c) The disclosure set forth in Item 3 and Item 6 of this Amendment No. 6 is incorporated herein by reference. Except as set forth herein, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of this Amendment No. 6 by the Reporting Person or, to its knowledge, by any executive officer or director of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by adding the following additional information:

Purchase Agreement

On March 23, 2023, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) by and among Issuer and OC III LFE (the “Purchaser”), pursuant to which the Purchaser agreed to acquire an estimated aggregate of 85,000 shares of to be created Series C Preferred Stock of the Issuer, par value $0.01 (the “Preferred Stock”) at an initial stated value of $1,000 per share. The total purchase price and aggregate number of shares will depend on the total debt outstanding under the Term Loan Credit Agreement as of the closing date. Upon closing of the transactions contemplated by the Purchase Agreement (the “Closing”), (i) the Purchaser or one or more of its affiliates will receive a warrant to purchase up to an estimated 3% shares of Common Stock of the Issuer outstanding as of the Closing, for an exercise price equal to the average price of the Issuer’s Common Stock thirty (30) days prior to the date of announcement of the contemplated transaction (the “2023 Warrant”) and (ii) the Certificate of Designation (as defined and described below) will be filed with the Delaware Secretary of State and will contain other rights, terms and provisions applicable to the Preferred Stock.

The Purchase Agreement contains customary representations, warranties and covenants. Closing of the transactions contemplated by the Purchase Agreement is subject to a number of conditions (including that a Superior Offer (as defined in the Purchase Agreement) has not been consummated), all of which must be satisfied on or prior to May 22, 2023. In connection with the Closing, the Purchaser has agreed to extend the maturity date of the Letter of Credit (as defined in the Purchase Agreement) for two years and reduce the Letter of Credit Fee (as defined in the Reimbursement Agreement) paid by the Issuer to $375,000 per quarter.

The Issuer expects to use the proceeds from the issuance of the Preferred Stock to repay in-full, in-cash all of the principal amount of the outstanding term loan debt, together with all accrued unpaid interest, fees, penalties and other obligations under the Issuer’s Term Loan Credit Agreement, as amended, and all related fees and expenses. Any excess proceeds will be used for general corporate purposes.

Certificate of Designation

The certificate of designation filed as Exhibit A to Exhibit 99.1 (the “Certificate of Designation”) will be filed with the Delaware Secretary of State at Closing and will contain rights, terms and provisions applicable to the Preferred Stock. The Preferred Stock will rank senior to the Common Stock (as defined in the Purchase Agreement) with respect to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up. Dividends will accrue on the Preferred Stock at a rate of 17.5% per annum (the “Dividend Rate”) on the then existing Stated Value and Accrued Dividends (each as defined in the Certificate of Designation) and will be payable quarterly in cash or in-kind at the Issuer’s option. The Preferred Stock will not participate in any dividends paid to the holders of shares of Common Stock.

The Issuer may redeem the outstanding Preferred Stock at any time by payment of the Stated Value plus all accrued dividends. If the Issuer has not redeemed the Preferred Stock on or prior to the fourth (4th) anniversary of the Closing, the Dividend Rate will increase by 0.5% for every quarter thereafter until the Preferred Stock is redeemed in full. The Purchaser has the right to request the Issuer redeem the Preferred Stock at any time after sixth (6th) anniversary of the Closing. If the Issuer does not redeem the Preferred Stock within six (6) months after receipt of a redemption request from the Purchaser, the holders of the Preferred Stock will be entitled to certain limited voting rights as described in the Certificate of Designation.

CUSIP No. 357023100	Page 6 of 8 Pages

The initial Purchaser or its permitted affiliate transferees will be entitled to designate for nomination to the Board one (1) director (the “Preferred Director”) and one (1) non-voting Board observer. The Certificate of Designation contains customary protective provisions requiring the approval of the Purchaser prior to engaging in certain actions. Prior approval of a majority of the Board, which majority must include the Preferred Director, is required for certain other actions outlined in the Certificate of Designation. The Preferred Stock is not convertible. The Purchaser intends to exercise its right to nominate the Preferred Director after the Closing Date.

2023 Warrant

The Preferred Stock will be issued with a detached warrant, exercisable for a term of ten (10) years from the date of issuance of the 2023 Warrant. The 2023 Warrant represents the right to purchase up to an estimated 3% shares of Common Stock of the Issuer outstanding as of the closing of the issuance of the Preferred Stock, for an exercise price equal to the average price of the Issuer’s Common Stock thirty (30) days prior to the date of announcement of the contemplated transaction. The 2023 Warrant includes customary anti-dilution protection for stock splits, reverse stock splits, and dividends paid in Common Stock.

Amendment No. 8 to the Credit Agreement

On March 23, 2023, the Loan Parties entered into Amendment No. 8 to the Term Loan Credit Agreement (“Amendment No. 8”) with the Purchaser and U.S. Bank National Association, as disbursing agent and collateral agent (the “Agent”). Pursuant to Amendment No. 8, Borrower will have the option of paying all interest during the period between signing of the Purchase Agreement and closing of the Purchase Agreement (the “Pre-Closing Period”) in kind.

Amendment No. 1 to the Reimbursement Agreement

On March 23, 2023 the Issuer, the Purchaser, Alter Domus (US) LLC, as calculation agent, and the Agent entered into an amendment to the Reimbursement Agreement (“Amendment No. 1”), pursuant to which the parties have agreed that the Letter of Credit Fee, Equity Fee or Cash Fee (each as defined in the Reimbursement Agreement) that would otherwise be due and payable for the Pre-Closing Period will accrue and become payable and be paid on the date that the Pre-Closing Period terminates (including the date of the Closing, if applicable).

The foregoing descriptions of the Purchase Agreement, Preferred Stock, March 2023 Warrant, Term Loan Credit Agreement Amendment No. 8 and Amendment No. 1 to the Amended and Restated Reimbursement Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of Purchase Agreement, attached hereto as Exhibit 99.1 and incorporated herein by reference, the Certificate of Designations, attached hereto as Exhibit A to Exhibit 99.1 and incorporated herein by reference, March 2023 Warrant, attached hereto as Exhibit B to Exhibit 99.1 and incorporated herein by reference, Term Loan Credit Agreement Amendment No. 8, attached hereto as Exhibit 99.2 and Amendment No. 1 to the Amended and Restated Reimbursement Agreement, attached hereto as Exhibit 99.3.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Securities Purchase Agreement, dated March 23, 2023, by and between FreightCar America, Inc. and OC III LFE II LP (incorporated by reference to Exhibit 10.30 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 27, 2023).

Exhibit 99.2 Amendment No. 8 to the Term Loan Credit Agreement, dated March 23, 2023, by and among FreightCar America, Inc., FreightCar North America, LLC, CO Finance LVS VI LLC and U.S. Bank National Association (incorporated by reference to Exhibit 10.22.8 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 27, 2023).

Exhibit 99.3 Amendment No. 1 to the Reimbursement Agreement, dated March 23, 2023, by and among FreightCar America, Inc., CO Finance LVS VI LLC, Alter Domus (US) LLC, as calculation agent, and U.S. Bank National Association (incorporated by reference to Exhibit 10.25.1 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 27, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2023

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Ryan Curtis
Name: Ryan Curtis Title: Vice President

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Mangala Ananthanarayanan	Managing Director – Executive Committee, Head of Business Management, EMEA and Asia-Pacific	United States
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States
Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States
Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States
Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States
Sonali Pier	Managing Director – Executive Committee, Portfolio Manager, Multi-Sector Credit	United States
Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States
Marc P. Seidner	Managing Director –Chief Investment Officer (Non-traditional Strategies)	United States
Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States
Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States
Jason Steiner	Managing Director – Executive Committee, Portfolio Manager, Opportunistic and Alternative Strategies	United States
Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States
Qi Wang	Managing Director – Executive Committee, Chief Investment Officer (Portfolio Implementation)	United States